UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
830 Post Road East
Suite 205
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement

On January 30, 2012, Jinjiang Hengda Ceramics Co., Ltd. (the “Company”), a wholly owned subsidiary of China Ceramics Co., Ltd. (the “Registrant”), entered into employment agreements (each an “Employment Agreement”) with each of Huang Jia Dong, the Registrant’s chief executive officer, Hen Man Edmund, the Registrant’s chief financial officer, Su Pei Zhi, the Registrant’s sales deputy general manager, and Su Wei Feng, the Registrant’s corporate secretary. Each of these officers is also a director of the Registrant.

The term of each Employment Agreement is from February 1, 2012 until January 31, 2013. Huang Jia Dong is entitled to receive compensation of RMB 10,000 per month, Hen Man Edmund is entitled to receive compensation of RMB 30,000 per month, Su Pei Zhi is entitled to receive compensation of RMB 12,000 per month, and Su Wei Feng is entitled to receive compensation of RMB 7,000 per month. Each officer is also subject to certain non-compete provisions.

Exhibits

Exhibit No.	Description
10.1	Employment Agreement dated January 30, 2012 between the Company and Huang Jia Dong
10.2	Employment Agreement dated January 30, 2012 between the Company and Su Pei Zhi
10.3	Employment Agreement dated January 30, 2012 between the Company and Su Wei Feng
10.4	Employment Agreement dated January 30, 2012 between the Company and Hen Man Edmund

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 30, 2012

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name:	Hen Man Edmund
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement dated January 30, 2012 between the Company and Huang Jia Dong
10.2	Employment Agreement dated January 30, 2012 between the Company and Su Pei Zhi
10.3	Employment Agreement dated January 30, 2012 between the Company and Su Wei Feng
10.4	Employment Agreement dated January 30, 2012 between the Company and Hen Man Edmund